SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                SCHEDULE 13D

                      UNDER THE SECURITIES ACT OF 1934

                              AMENDMENT NO. 3

                    GYRODYNE COMPANY OF AMERICA, INC.
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                         (NAME OF SUBJECT COMPANY)

                               Common Stock
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                       (TITLE OF CLASS OF SECURITIES)

                                4O3820-10-3
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                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             Sandra P. Guthman
                        Polk Bros. Foundation, Inc.
                     420 North Wabash Avenue, Suite 204
                          Chicago, Illinois 60611
                               (312)527-4685
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               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS

                               May 14, 1998
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          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

       Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 CUSIP NO.: 403820-10-3              Page 2 of 4 Pages

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       Polk Bros. Foundation, Inc.
                       36-6108293
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (x)
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         Not Applicable
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                        (_)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Illinois
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              7    SOLE VOTING POWER
                   60,648
NUMBER      -------------------------------------------------------------------
OF SHARES     8    SHARED VOTING POWER
BENEFICIALLY       0
OWNED BY    -------------------------------------------------------------------
EACH          9    SOLE DISPOSITIVE POWER
REPORTING          60,648
PERSON      -------------------------------------------------------------------
WITH         10    SHARED DISPOSITIVE POWER
                   0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         60,648 shares of Common Stock
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.75%
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14       TYPE OF REPORTING PERSON
         CO
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



                                   Page 3 of 4 Pages


     This Amendment No. 3 to Schedule 13D amends the original Schedule 13D filed by the reporting person on April 30, 1982 as previously amended by Amendment No. 1 and Amendment No. 2 thereto.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Polk Bros. Foundation, Inc. is 60,648 representing 5.75% of the number of outstanding shares of Common Stock as of January 31, 1998 (based on information contained in the Issuer's most recent available Quarterly Report on Form 10-Q).

         (b) The number of shares of Common Stock as to which Polk Bros. Foundation, Inc. has sole power to vote or direct the vote is 60,648. The number of shares of Common Stock as to which Polk Bros. Foundation, Inc. has sole power to dispose or direct the disposition is 60,648.

         (c) In the past 60 days, Polk Bros. Foundation, Inc. effected the following open market sales of Common Stock:

Date                Number of Shares Sold              Average Price Per Share
----                ---------------------              -----------------------
7/07/98               2,000                             $20.2500

                              SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: July 14, 1998


                                  POLK BROS. FOUNDATION, INC.


                                  By:  /s/ Sandra P. Guthman
                                      ------------------------
                                  Name:  Sandra P. Guthman
                                  Title:  President and Chief
                                            Executive Officer